UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Amendment No. 5

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

INSPERITY, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.01 par value

(Title of Class of Securities)

45778Q107

(CUSIP Number of Class of Securities)

Daniel D. Herink Senior Vice President, Legal, General Counsel and Secretary Insperity, Inc. 19001 Crescent Springs Drive Kingwood, Texas 77339-3802 (281) 358-8986

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Kelly B. Rose

Baker Botts L.L.P.

910 Louisiana

Houston, Texas 77002

(713) 229-1796

CALCULATION OF FILING FEE

Transaction Value(1)	Amount of Filing Fee(2)
$50,000,000	$6,820

(1)	This amount is based on the offer to purchase for not more than $50,000,000 in aggregate of up to 1,851,851 shares of common stock, par value $0.01 per share, at the minimum tender offer price of $27.00 per share.
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $136.40 per $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $6,820	Filing Party: Insperity, Inc.
Form or Registration No.: Schedule TO (No. 005-48651)	Date Filed: November 26, 2012

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 5 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) by Insperity, Inc., a Delaware corporation (“Insperity” or the “Company”), on November 26, 2012, as amended and supplemented by Amendment No. 1 to the Schedule TO filed with the SEC on November 29, 2012, Amendment No. 2 to the Schedule TO filed with the SEC on December 5, 2012, Amendment No. 3 to the Schedule TO filed with the SEC on December 11, 2012 and Amendment No. 4 to Schedule TO filed with the SEC on December 17, 2012 (collectively, the “Schedule TO”), in connection with Insperity’s offer to purchase, for not more than $50 million in cash, shares of its common stock, par value $0.01 per share (the “Shares”), pursuant to (i) auction tenders at prices specified by the tendering stockholders of not less than $27.00 nor greater than $31.00 per Share or (ii) purchase price tenders, in either case upon the terms and subject to the conditions described in the Offer to Purchase, dated November 26, 2012 (the “Offer to Purchase”), a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO, and in the Letter of Transmittal (the “Letter of Transmittal”), a copy of which was filed as Exhibit (a)(1)(B) to the Schedule TO, which, as they may be amended or supplemented from time to time, constitute the “Tender Offer.”

The purpose of this Amendment is to amend and supplement the Schedule TO and the Offer to Purchase. Only those items amended are reported in this Amendment. Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase and the Letter of Transmittal remains unchanged and this Amendment does not modify any of the information previously reported on the Schedule TO. This Amendment should be read in conjunction with the Schedule TO, the Offer to Purchase and the Letter of Transmittal.

Item 8.	Interest in Securities of the Subject Company

The information set forth in the Offer to Purchase under “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares — Recent Securities Transactions” is supplemented by adding at the end of the table thereunder an additional two rows as follows:

Richard G. Rawson	December 17, 2012	3,500**	$32.00
Richard G. Rawson	December 19, 2012	4,500**	$33.00

Item 11.	Additional Information

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

On December 24, 2012, the Company issued a press release announcing the preliminary results of the Tender Offer, which expired at 11:59 p.m., New York City time, on December 21, 2012. A copy of the press release is filed as Exhibit (a)(5)(C) to this Schedule TO and is incorporated herein by reference.

Item 12.	Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(C) Press release announcing the preliminary results of the Tender Offer, dated December 24, 2012

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INSPERITY, INC.

Date: December 24, 2012	By:	/s/ Daniel D. Herink
Daniel D. Herink
Senior Vice President of Legal, General Counsel and Secretary

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated November 26, 2012*

(a)(1)(B)	Letter of Transmittal*

(a)(1)(C)	Notice of Guaranteed Delivery*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 26, 2012*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 26, 2012*

(a)(1)(F)	Summary Advertisement, dated November 26, 2012*

(a)(2)	None

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)	None

(a)(5)(B)	Press release announcing the Tender Offer, dated November 26, 2012*

(a)(5)(C)	Press release announcing preliminary results of the Tender Offer, dated December 24, 2012

(b)	None

(c)	None

(d)(1)	Insperity, Inc. 2001 Incentive Plan, as amended and restated (incorporated by reference to Appendix A to the Company’s definitive proxy statement on Schedule 14A filed on March 18, 2009 (No. 1-13998))

(d)(2)	Form of Incentive Stock Option Agreement (2001 Plan – 3 year vesting) (incorporated by reference to Exhibit 10.8 to the Company’s Form 10-K filed for the year ended December 31, 2004)

(d)(3)	Form of Incentive Stock Option Agreement (2001 Plan – 5 year vesting) (incorporated by reference to Exhibit 10.9 to the Company’s Form 10-K filed for the year ended December 31, 2004)

(d)(4)	Form of Director Stock Option Agreement (Initial Grant) (incorporated by reference to Exhibit 10.10 to the Company’s Form 10-K filed for the year ended December 31, 2004)

(d)(5)	Form of Director Stock Option Agreement (Annual Grant) (incorporated by reference to Exhibit 10.11 to the Company’s Form 10-K filed for the year ended December 31, 2004)

(d)(6)	Form of Restricted Stock Agreement (incorporated by reference to Exhibit 10.12 to the Company’s Form 10-K filed for the year ended December 31, 2004)

(d)(7)	Insperity, Inc. Nonqualified Stock Option Plan (incorporated by reference to Exhibit 99.6 to the Company’s Registration Statement on Form S-8 (No. 333-85151))

(d)(8)	First Amendment to Insperity, Inc. Nonqualified Stock Option Plan, effective August 7, 2001 (incorporated by reference to Exhibit 10.8 to the Company’s Form 10-K for the year ended December 31, 2002)

(d)(9)	Second Amendment to Insperity, Inc. Nonqualified Stock Option Plan, effective January 28, 2003 (incorporated by reference to Exhibit 10.9 to the Company’s Form 10-K for the year ended December 31, 2002)

(d)(10)	Insperity, Inc. Amended and Restated Employee Stock Purchase Plan effective April 1, 2002 (incorporated by reference to Exhibit 10.10 to the Company’s Form 10-K for the year ended December 31, 2002)

(d)(11)	First Amendment to Insperity, Inc. Amended and Restated Employee Stock Purchase Plan, effective July 31, 2002 (incorporated by reference to Exhibit 10.11 to the Company’s Form 10-K for the year ended December 31, 2002)

(d)(12)	Second Amendment to Insperity, Inc. Amended and Restated Employee Stock Purchase Plan, effective August 15, 2003 (incorporated by reference to Exhibit 10.12 to the Company’s Form 10-K for the year ended December 31, 2003)

(d)(13)	Insperity, Inc. 2008 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-8 (No. 333-151275))

(d)(14)	Form of Restricted Stock Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012)

(d)(15)	Form of Director Stock Option Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012)

(d)(16)	Form of Director Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012)

(d)(17)	Directors Compensation Plan (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012)

(d)(18)	Rights Agreement dated as of November 13, 2007 between the Company and Mellon Investor Services, LLC, as Rights Agent (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on November 16, 2007)

(d)(19)	Form of Rights Certificate (included as Exhibit B to the Rights Agreement)

(g)	None

(h)	None

*	Previously filed with the Schedule TO.